

November 1, 2013

Via E-mail
Richard J. Pulsifer
Chief Financial Officer
Lucid, Inc.
95 Methodist Hill Drive, Suite 500
Rochester, NY 14623

>   **Re: Lucid, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed March 29, 2013**
>   **File No. 001-35379**

Dear Mr. Pulsifer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Exhibit 31.1 and 31.2

1.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please amend the filing to include revised certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

2.   As a related matter we note that your Exhibit 31.1 and 31.2 certifications filed with your Forms 10-Q for the quarters ended March 31, and June 30, 2013 do not include all of the introductory language prescribed by Item 601(b)(31) of Regulation S-K. Accordingly please amend your Forms 10-Q for the quarters ending March 31, and June 30, 2013 to

include revised certifications that include the complete introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief